Exhibit 99.3

The following is a communication, dated August 23, 2017, from St. Martin Bancshares, Inc. (“St. Martin Bancshares”) to its shareholders that discusses the proposed merger of St. Martin Bancshares with and into Home Bancorp, Inc.

August 23, 2017

{Name}

{Address}

{Address}

Dear Shareholder,

We are writing to share some exciting news! We have reached an agreement to merge with Home Bancorp, Inc., the parent company of Home Bank, N.A., which is headquartered in Lafayette and operates 28 full service banking offices throughout south Louisiana and west Mississippi. By combining with another strong bank in our area, we are creating a larger, full service bank that can offer more products and services to our customers and create more opportunities for our employees.

The combined company would have assets of approximately $2.2 billion as of June 30, 2017, a significantly deeper presence in Acadiana and an expanded geographic footprint into other attractive markets within Louisiana and Mississippi. The combination would also provide us a unique opportunity to build on each organization’s reputation for customer service with a multitude of products and services. Like us, Home Bank is a community bank whose employees share our unwavering commitment to its customers. In short, our Board of Directors and management team believe that this combination is great news for our organization, customers and shareholders.

We have attached a copy of the press release that provides more of the details of the transaction. As noted, shareholders are expected to receive a special pre-closing cash distribution of $94.00 per share from St. Martin Bancshares and 9.2839 shares of Home Bancorp common stock in exchange for each share of our common stock owned by the shareholder.

Your Board of Directors has unanimously approved this transaction, and as a shareholder, you will have an opportunity to vote on the transaction at a special meeting called for that purpose. Completion of the transaction is subject to certain closing conditions, including customary regulatory approvals, the approval of the merger by our shareholders, and the approval of the merger and issuance of the shares of Home Bancorp common stock by its shareholders. The transaction is expected to close in the fourth quarter of 2017 or first quarter of 2018. You will receive detailed proxy materials prior to the meeting with additional information regarding the proposed transaction and the special meeting. In the meantime, please feel free to call either of us at (337) 394-7800 should you have any questions or comments.

Yours truly,

Paul A. Durand	Guy M. Labbé
President	Chief Executive Officer

enclosure

Special Note Concerning Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements do not relate strictly to historical or current facts. Forward-looking statements reflect management’s current views and estimates of future economic circumstances, industry conditions, company performance and financial results. They often include the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors - many of which are beyond the control of Home Bancorp or St. Martin Bancshares - could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Forward-looking statements regarding the transaction are based upon currently available information.

Among other factors, actual results may differ from those described in forward-looking statements due to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to obtain such approvals or satisfy such conditions; the anticipated benefits from the proposed transaction are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest rates, laws and regulations and their enforcement, and the degree of competition in the markets served by the companies; the ability to promptly and effectively integrate the businesses of the companies; the reaction of the companies' customers to the transaction; diversion of management time on merger-related issues; changes in asset quality and credit risk; the inability to sustain revenue and earnings; and competitive conditions.

Home Bancorp’s Annual Reports on Form 10-K and other reports filed with the SEC describe some additional factors which could cause actual conditions, events or results to differ significantly from those described in forward-looking statements.

Forward-looking statements speak only as of the date they are made. Copies of the Home Bancorp’s reports filed with the SEC are available in the Investor Relations section of its website, www.home24bank.com. Home Bancorp does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events.

Important Additional Information and Where to Find It

Home Bancorp intends to file with the SEC a Registration Statement on Form S-4 relating to the proposed merger, which will include a prospectus for the issuance of shares of Home Bancorp’s common stock as well as the joint proxy statement of Home Bancorp and St. Martin Bancshares for the solicitation of proxies from their respective shareholders for use at the meetings at which the merger will be considered. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF HOME BANCORP AND ST. MARTIN BANCSHARES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY HOME BANCORP WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the joint proxy statement/prospectus, as well as other filings containing information about Home Bancorp, may be obtained at the SEC’s website at http://www.sec.gov, when they are filed by Home Bancorp. You will also be able to obtain these documents, when they are filed, free of charge, from Home Bancorp under the Investor Relations section of its website, www.home24bank.com. In addition, copies of the joint proxy statement/prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Home Bancorp, Inc., Richard J. Bourgeois, Corporate Secretary, 503 Kaliste Saloom Road, Lafayette, Louisiana 70508, phone (337) 237-1960, or by contacting Guy M. Labbé, Chief Executive Officer, St. Martin Bancshares, Inc., 301 S. Main Street, St. Martinville, Louisiana 70582, phone (337) 394-7816.

Home Bancorp and St. Martin Bancshares and certain of their directors and executive officers may be deemed to be “participants” in the solicitation of proxies in connection with the proposed merger. Information about the directors and officers of Home Bancorp is set forth in the proxy statement for Home Bancorp’s 2017 annual meeting of shareholders, as filed with the SEC on March 24, 2017. Information concerning the directors and officers of St. Martin Bancshares and other persons who may be deemed participants in the solicitation of proxies, will be set forth in the joint proxy statement/prospectus relating to the merger, when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.